FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Yes                                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Yes                                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes                                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Translation in English of letter to the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange—”BCBA”), dated June 11, 2009 regarding CNDC Resolution 64/09.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, June 11, 2009

Buenos Aires Stock Exchange

RE.: Following the information on CNDC Resolution 64/2009

Dear Sirs,

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), I hereby inform you that this letter is further to our letter dated May 28, 2009 where we informed you that we had been notified of Resolution 64/09 of the Antitrust Committee (“Comisión Nacional de Defensa de la Competencia”).

In this regard, the undersigned called a Meeting of the Board of Directors of Telecom Argentina, to be held on June 12, 2009, which included an item in the agenda regarding Consideration of Resolution No. 64/09 of the Antitrust Committee and measures that, if any, correspond to be adopted.

Today, the Company has been notified of a Resolution of the Court of Appeals in Commercial Matters by which Telecom Argentina is ordered to refrain from considering, in the Meeting of the Board of Directors to be held on June 12, 2009, item 4) of the agenda “Consideration of Resolution No. 64/09 of the Antitrust Committee and measures that, if any, correspond to be adopted.”

Yours sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido
Enrique Garrido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 15, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors